January 15, 2026
Karen L. Rossotto
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549
Re:
Hennessy Funds Trust (File Nos. 811-07168 and 033-52154)

Post-Effective Amendment No. 67 to Registration Statement on Form N-1A
Dear Ms. Rossotto:
Hennessy Funds Trust (the “Company”) filed the above referenced Post-Effective Amendment No. 67 to its Registration Statement on Form N-1A on May 19, 2025 (the “Amendment”).  The Amendment relates to the addition of the Hennessy Tactical Growth and Income ETF and the Hennessy Tactical Growth ETF as series of the Company (the “Funds”).
This Form AW, Amendment Withdrawal Request, is submitted per Rule 477 of the Securities Act of 1933, as amended (the “Securities Act”), to withdraw the Amendment (see below for the form type and accession number), which Amendment was made under Rule 485(a) of the Securities Act.
Form Type and Filing Date	Accession Number
485A filed on 5/19/2025	0000898531-25-000047

The Amendment is being withdrawn as the Company will not commence any operations for the Funds.  The Company confirms and certifies that no offering of the Funds was ever made, and that no shares of the Funds were ever sold.
If you have any questions, please contact the undersigned at 415-599-7973.

Sincerely yours, /s/ Jennifer Emerson Jennifer Emerson